UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form l0-K   [  ] Form 20-F   [  ] Form 11-K   [x] Form l0-Q   [  ] Form N-SAR

SEC FILE NUMBER: 000-27168
-----------
CUSIP NUMBER: 92672P 10 8
-----------
For Period Ended: March 31, 2007
--------------

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form I l-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

VIEWPOINT CORPORATION
---------------------------------
Full Name of Registrant

----------------------------------
Former Name if Applicable

498 Seventh Avenue, Suite 1810
--------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY 10018
---------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 by the May 10, 2007 deadline because of additional time required to properly assess and disclose the private placement transaction completed on May 7, 2007. The Company evaluated the private placement and its effect on the Company’s ability to continue as a going concern. In addition, simultaneous with the private placement the Company entered into a strategic partnership with one of the investors, DG FastChannel, Inc. The Company was required to make additional disclosures in the Form 10-Q based on the related party nature of DG FastChannel, Inc. The Company continues its efforts to complete its procedures for the quarter ended March 31, 2007, and intends to file its Quarterly Report on Form 10-Q for this period on or before Tuesday, May 15, 2007.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher C. Duignan	212	201-0800
--------------------------	-------------	---------------------
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIEWPOINT CORPORATION
------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2007	By:	/s/ Christopher C. Duignan
CFO